SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE

13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No.    )*

Rand Capital Corporation

(Name of Issuer)

Common Stock, $0.10 par value

(Title of Class of Securities)

752185108

(CUSIP Number)

Robert S. McLeese

c/o Colmac Holdings Limited

8 King Street East

Suite 1901

Toronto, Ontario, Canada M5C 1B5

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 29, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 752185108	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS: Colmac Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 810,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 810,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 810,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.7%(1)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Based on 6,359,541 shares of Common Stock (as defined below) outstanding as of November 3, 2014 as reported by the Corporation (as defined below) in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2014, as filed with the Securities and Exchange Commission on November 4, 2014.

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CUSIP No. 752185108	Page 3 of 5 Pages

Item 1.	Security and Issuer

The class of securities to which this Schedule 13D relates is the Common Stock, $0.10 par value (the “Common Stock”), of Rand Capital Corporation, a New York corporation (the “Corporation”). The address of the Corporation’s principal executive offices is 2200 Rand Building, Buffalo, NY 14203.

Item 2.	Identity and Background

(a) This statement is being filed by Colmac Holdings Limited (the “Reporting Person”).

(b) The principal business address of the Reporting Person is 8 King Street East, Suite 1901, Toronto, Ontario, Canada M5C 1B5.

(c) The Reporting Person is a holding company, the principal business activities of which are to hold the stock of various other companies and invest excess funds. The principal owner of the Reporting Person is Robert S. McLeese, who is also a Director, Chief Executive Officer and President of the Reporting Person. Rosemary McLeese is the other Director of the Reporting Person (Mr. McLeese and Mrs. McLeese collectively, the “Principals”). Robert McLeese’s principal occupation is acting as the President of Access Capital Corp. (“Access”), a corporation whose principal business is to provide advice to developers, lenders, purchasers and sellers of independent power projects. Access offers a complete package of financial services and assists in negotiating financing. The Principals’ business address is 8 King Street East, Suite 1901, Toronto, Ontario M5C 1B5.

(d) During the last five years, neither the Reporting Person nor the Principals have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither the Reporting Person nor the Principals have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is organized under the laws of Ontario, Canada. The Principals are citizens of Canada.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Person has purchased a total of 810,000 shares of Common Stock (the “Shares”), which was funded using its working capital in open market transactions at various dates. The aggregate purchase price of the Shares was CDN$ 1,706,683, excluding commissions.

Item 4.	Purpose of Transaction

The acquisition by the Reporting Person of the Shares was made for investment purposes. The Reporting Person purchased the Shares based on its belief that the Shares, when purchased, represented an attractive investment opportunity.

Except as described herein, the Reporting Person has no present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D. On January 29, 2015, the Board of Directors of the Corporation (the “Board”) voted to increase the size of the Board from six to eight directors and appointed Robert McLeese to the Board, effective immediately, to fill one of the two vacant Board seats.

The Reporting Person will continue to evaluate the business, financial condition, and prospects of the Corporation, market price of the Common Stock, return on its investment, alternative investments, and conditions in the economy with a view toward determining whether to hold, decrease, or increase its investment in the Common Stock of the Corporation. From time to time, based upon such evaluation, the Reporting Person may sell all or a portion of its Shares, or may purchase additional shares of Common Stock, at varying prices in the open market, in privately negotiated transactions, and/or in other transactions.

Item 5.	Interest in Securities of the Issuer

(a) As of the date of the filing of this Schedule 13D, the Reporting Person beneficially owns 810,000 Shares, or approximately 12.7% of the outstanding Common Stock of the Corporation. The percentage calculation is based on 6,359,541 shares of Common Stock outstanding as of November 3, 2014 as reported by the Corporation in its Quarterly Report on Form 10-Q for the

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CUSIP No. 752185108	Page 4 of 5 Pages

quarterly period ended September 30, 2014, as filed with the Securities and Exchange Commission on November 4, 2014.

(b) The Reporting Person holds sole voting power and sole dispositive power with respect to the Shares.

(c) The Reporting Person did not enter into any transactions in the Common Stock of the Corporation within the past 60 days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Other than as described herein, to the knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person (including the Principals), with respect to the Shares or any of the securities of the Corporation.

[Signature Page Follows]

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CUSIP No. 752185108	Page 5 of 5 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 9, 2015		COLMAC HOLDINGS LIMITED

	By:	/s/ Robert S. McLeese
	Name:	Robert S. McLeese
	Title:	President